FOIA CONFIDENTIAL TREATMENT REQUESTED

November 3, 2011

Stephen Krikorian

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Re: Electronic Arts Inc.

Form 10-K for the Fiscal Year Ended March 31, 2011

Filed on May 24, 2011

File No. 000-17948

Dear Mr. Krikorian:

We are submitting this letter in response to the comment letter, dated October 7, 2011, from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) concerning the filing listed above of Electronic Arts Inc. (“EA” or the “Company”).

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. We have filed a separate letter with the Office of Freedom of Information and Privacy Act (the “FOIA Office”) in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests [17 C.F.R. § 200.83]. For the Staff’s reference, we have enclosed a copy of our letter to the FOIA Office (the “Request”) with this copy of the correspondence marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

In accordance with Rule 83, the Company requests confidential treatment of (a) the marked portions (the “Confidential Information”) of this response letter (the “Letter”) and (b) the accompanying Request letter (collectively, the “Confidential Material”). Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information and Privacy Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

In accordance with Rule 83, this Letter has also been clearly marked with the legend “Confidential Treatment Requested by Electronic Arts Inc.” and each page is marked for the record with the identifying numbers and code “EA-001” through “EA-005.”

Pursuant to Rule 83, a copy of the Request (but not this Letter) also is being delivered to the Commission’s FOIA Office.

Confidential Treatment Requested by Electronic Arts Inc.

The number of the paragraphs below corresponds to the numbering of the Staff’s October 7, 2011 comment letter, which, for your convenience, we have incorporated into this response in italics.

Form 10-K for the Fiscal Year Ended March 31, 2011

Legal Proceedings, page 24

1.	We note your response to prior comment 1. Although your response states that the claims involved in the Activision and Antonick litigations are “extremely weak and the likelihood of liability in each case is remote,” the United States District Court for the Northern District of California recently denied your motion to dismiss Mr. Antonick’s suit and the Northern California Superior Court has scheduled the trial for your litigation with Activision to commence in May 2012. Please provide us with a more detailed analysis supporting your conclusions that your legal proceedings with Activision and Robin Antonick are not material, and that you are not required to disclose these legal proceedings involving claims for damages that exceed 10 percent of your current assets on a consolidated basis. Your response should explicitly address the guidance provided in Section II.C of SEC Release No. 33-5386, which notes that 10 percent of current assets is a “realistic test of materiality.”

EA’s Response:

In considering its disclosure obligations under Item 103 of Regulation S-K, the Company has noted the guidance set forth in Section II.C of SEC Release 33-5386 (April 20, 1973) (the “1973 Release”), which states in its entirety:

“Heretofore, instructions under Item 12 of Form S-1, Item 10 of Form 10, Item 5 of Form 10-K, and Item 3 of Form 8-K have stated that a legal proceeding is not ‘material’ if it involves primarily a claim for damages and if the amount involved does not exceed 15 percent of the issuer’s current assets on a consolidated basis. The amendments adopt the proposals published for comment to reduce this standard of economic materiality to 10 percent of current assets, as being a more realistic test of materiality and one which conforms to other similar standards appearing elsewhere in the Commission’s rules and forms. This reduction will apply to all forms of litigation, regardless of whether it is related to the environment.”

The Company believes that the guidance set forth in the above-quoted language of the 1973 Release clarifies that the 10 percent standard codified in Instruction 2 to Item 103 of Regulation S-K is intended to provide an objective standard at which a pending legal proceeding (regardless of other factors) is deemed to be immaterial to an issuer — i.e., as set forth in the first sentence quoted above, a legal proceeding is not “material” if it involves primarily a claim for damages and if the amount involved does not exceed 10 percent of the issuer’s current assets on a consolidated basis. The Company respectfully submits that neither Instruction 2 nor the 1973

Confidential Treatment Requested by Electronic Arts Inc.

Release states or implies that such instruction was intended to set a threshold at which pending legal proceedings that include primarily a claim for damages in an amount that exceeds 10 percent of current assets of an issuer is per se material to that issuer — that is, both Instruction 2 and the 1973 Release address proceedings that are not required to be disclosed because they fall beneath an objective standard of what is not material, but do not state that legal proceedings that exceed such a standard are necessarily material to such issuer.

The following provides the bases for the Company’s determination that the referenced litigation is not material for purposes of Item 103 of Regulation S-K.

[***].

[TEXT FROM PAGES EA-003 THROUGH EA-004 OF THIS LETTER HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT.]

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The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments, or changes in disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing request or otherwise, please do not hesitate to contact me at (650) 628-7305.

Sincerely,

/s/ Stephen G. Bené
Stephen G. Bené Senior Vice President, General Counsel and Corporate Secretary

cc:	Mark Shuman
Morgan Youngwood
Evan Jacobson
Securities and Exchange Commission

Eric F. Brown
Kenneth A. Barker
Electronic Arts Inc.

John Ebner
KPMG LLP

Martin P. Dunn
O’Melveny & Myers LLP

EA-005